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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-27153

                       SQUARE SHOOTER INTERNATIONAL, LTD.
                       ----------------------------------
             (Exact name of registrant as specified in its charter)


            P.O. Box 52605, Knoxville, Tennessee 37950 (877) 340-0837

                     Common Stock, par value $.001 per share
            (Title of each class of securities covered by this Form)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ X  ]             Rule 12h-3(b)(1)(i)       [ X  ]
Rule 12g-4(a)(1)(ii)       [    ]             Rule 12h-3(b)(2)(i)       [    ]
Rule 12g-4(a)(2)(i)        [    ]             Rule 12h-3(b)(2)(ii)      [    ]
Rule 12g-4(a)(2)(ii)       [    ]             Rule 15d-6                [    ]

Approximate  number of holders of record as of the certification or notice
date:   250

         Pursuant to the requirements of the Securities Exchange Act of 1934, Square Shooter International, Ltd., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    April 10, 2001                              By: /s/  Calvin Sheih
                                                         -----------------------
                                                      Name: Calvin Sheih
                                                      Title: President and Chief
                                                              Executive Officer

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                    POTENTIAL PERSONS WHO ARE TO RESPOND
                                    TO THE COLLECTION OF INFORMATION
                                    CONTAINED IN THIS FORM ARE NOT REQUIRED
                                    TO RESPOND UNLESS THE FORM DISPLAYS A
                                    CURRENTLY VALID OMB CONTROL NUMBER.